Exhibit 99.1

Chairman’s Address 2019 Annual General Meeting

Good morning ladies and gentlemen and welcome to the AGM for Alterity Therapeutics, our first under this new name which was approved at our last shareholders’ meeting.

Alterity means to be in an alternative or different state, and this ties into both our science which is based on keeping proteins in the brain in a healthy state, and also the hope that our drugs will potentially change the course of many neurodegenerative diseases and therefore people’s lives.

During this past year Alterity has developed a stronger position as it heads into its next phase of development and commercialisation.

We were very pleased to complete and announce the results of our Phase 1 clinical trial for PBT434, our lead drug candidate for the treatment of neurodegenerative Parkinsonian disorders such as Multiple System Atrophy or MSA. Our drug inhibits alpha-synuclein protein in the brain. PBT434 was found to be safe and well-tolerated in both adults and older adults in this study.

Of most significance was that we also showed that our drug can pass through the blood brain barrier in humans. This is very encouraging as it indicates that the drug reaches the site of action and can achieve concentrations that are potentially clinically relevant.

It is our hope that our drugs will reduce symptoms, slow disease progression and improve the quality of life for our patients. Considering diseases such as MSA have no approved treatment, we have a significant market opportunity. Based on rigorous marketing research with US neurologists, the estimated market size for PBT434 to treat MSA alone in the US is around US$750 million, not including countries outside of the US.

We have presented the clinical data at the American Academy of Neurology annual meeting in Philadelphia and the International Parkinson and Movement Disorder Society annual congress in Nice, France this year. The data generated a great deal of excitement not only because of its potential to modify disease progression, but also because of the way in which PBT434 is administered. Almost all treatments in development that target alpha-synuclein are antibodies that require regular visits to a doctor or hospital for intravenous injections. PBT434 is a small molecule that is taken orally as a tablet. The data will be presented further at other scientific conferences.

Earlier this year, Alterity’s PBT434 was granted Orphan drug designation by the US FDA. This designation entitles Alterity to seven years of market exclusivity for the use of PBT434 in the treatment of MSA, along with various other financial incentives. And just last week the Company received a positive opinion from the European Medicines Agency’s Committee for Orphan Medicinal Products recommending similar action as in the US.

What transcends the commercial potential of our treatment is the impact on our patient community. It is our hope that what we are doing at Alterity will help treat patients with parkinsonian disorders who do not respond to existing drugs or have no effective drug options

I’d like to thank all the staff at Alterity. Drug development is a very complex and challenging area of science and it’s not a straight path. They work incredibly hard and are 100% focused on bringing these life changing medicines to patients who face a bleak future. I would also like to thank my fellow directors for their counsel throughout the year.

And finally, to our shareholders, we appreciate there have been some challenging times and we appreciate your faith in our science and for continuing to support us. We have made significant progress during this financial year despite a very difficult trading environment. We continue to build a strong dossier of scientific and clinical evidence to support the continued development of our drug portfolio which will serve us well in the future.

Thank you.

Mr. Geoffrey Kempler

Chairman & CEO

END

Contact:

Investor Relations

Dylan Mark

E: WE-AUAlterity@we-worldwide.com

Tp: +61 3 9866 4722

About Alterity Therapeutics Limited

Alterity’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, PBT434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, PBT434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly updated any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.